EXHIBIT 12

THE FINOVA GROUP INC.

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Dollars in thousands)

	Period Jan. 1, 2006 to Dec. 4, 2006	Year Ended December 31,
		2005	2004
(Loss) income before income taxes	$(8,756)	$(94,447)	$132,013
Add fixed charges:
Interest expense	138,497	176,071	250,334
Allocation of rent expense (1)	471	886	1,583

Total fixed charges	138,968	176,957	251,917

Income as adjusted	$130,212	$82,510	$383,930

Ratio of income to fixed charges	0.94	0.47	1.52

(1)	The allocation of rent expense for the period January 1, 2006 to December 4, 2006 and years ended December 31, 2005 and 2004 includes rent payments charged against a liability established in accordance with the provisions of SFAS No. 146 for future rentals (net of anticipated sublease rentals) on office space we are no longer using. See Note M. “Costs Associated with Exit or Disposal Activities” for a further discussion.